

Mail Stop 4561

March 10, 2016

Therese Tucker
Chief Executive Officer
BlackLine, Inc.
21300 Victory Boulevard, 12th Floor
Woodland Hills, CA 91367

> **Re: BlackLine, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 12, 2016**
> **CIK No. 0001666134**

Dear Ms. Tucker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms.

Prospectus Summary

Overview, page 1

3.   On pages 5 and 96, you disclose that you develop "market-leading applications and functionalities" and have a "leading position in both the enterprise market and the mid-market." Please describe the market referenced and explain the basis for these characterizations, such as market share, revenues, or the quality of products or services offered.

Risk Factors

Although we do not expect to rely on the "controlled company" exemption…, p. 40

4.   We note this risk factor as well as your disclosure in the prospectus summary on page 6 regarding the percentage of the company's outstanding common stock that will be held by insiders following the initial public offering. Please also provide succinct disclosure of your controlled company status on the prospectus cover page and in the prospectus summary.

Industry and Market Data, page 46

5.   Please provide us supplemental copies of the reports or other source documentation that you cite on pages 2, 60, 91, and 93 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please file a consent pursuant to Securities Act Rule 436 with respect to the references in the prospectus to the study that you commissioned from Frost & Sullivan, or tell us why you believe a consent is not required. Also, please advise us if you commissioned any of the other sources cited in your prospectus.

Use of Proceeds, page 47

6.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales organization, expand into international markets, and further develop your platform. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 5 and 96 you list

various aspects of your growth strategy, but do not indicate if they will be funded via offering proceeds.

Selected Consolidated Financial Data, page 54

7.   We note your disclosures on the top of page 56 regarding pro forma net loss per share. Please revise to disclose the number of shares used to calculate pro forma net loss per share as well as the amount of the interest expense adjustment. In this regard, we note that the footnotes should make the computation of pro forma earnings per share transparent to investors. For guidance, please refer to Rule 11-02(b)(6) of Regulation S-X. Similar concerns apply to the disclosure on page 12.

Non-GAAP Financial Measures, page 57

8.   We note your disclosure that non-GAAP gross profit is useful as it eliminates the impact of items you do not believe are indicative of you "core operating performance." Please revise your disclosures to define "core operating performance." As part of your response, please explain why the amortization of developed technology is not indicative of core operating performance considering that developed technology appears to directly impact your revenue generating activities.

9.   Please revise to remove the measure "Non-GAAP Cash Provided by (Used in) Operating Activities." In this regard, we note that it is not appropriate to exclude charges or liabilities that require cash settlement from a non-GAAP liquidity measure. See Item 10(e)(1)(ii)(A) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 59

10.   On page 60, you describe your strategic relationship with SAP. Please clarify, under your agreement with SAP, whether you are a reseller of SAP's ERP and whether the $6.1 million you generated from this agreement is net of the percentage fee you pay to SAP under your agreement. Further, please clarify whether you must pay SAP a licensing fee for existing SAP ERP customers that seek to integrate your platform into their existing SAP ERP.

11.   Please disclose your backlog or similar measures such as your net bookings in your MD&A or Business section, to the extent material to an understanding of your business. We note, for example, that net bookings was a financial measure used to award an annual bonus to your named executive officers, as disclosed on page 116. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

Factors Affecting Performance, page 61

12.   On page 5, you indicate that you have sought to expand your reach into the mid-market businesses by growing your mid-market sales team and that you plan to leverage your reseller network to grow your mid-market business globally. Where appropriate, and if material, please clarify how this expansion into the mid-market and use of resellers is expected to affect gross margins.

Results of Operations, page 65

13.   You indicate that revenues increased primarily due to "an increase in the number of customers, an increase in the number of users added by existing customers and an increase in the number of products purchased by existing customers." Please tell us what consideration you gave to quantifying the impact of the items that you have highlighted as having a material impact on total revenues. For guidance, refer to Section III.B of SEC Release No. 33-8350.

14.   Further, you attribute increases in sales and marketing, research and development, and general and administrative expenses, in part, to increased headcount. Please consider revising to quantify the changes in headcount during the periods covered by your results of operations disclosure.

Business

The BlackLine Solution, page 94

15.   Please clarify whether your platform replaces or merely complements traditional accounting and financial software. For example, it is unclear whether your platform provides a general ledger or systems for accounts receivable, accounts payable, billings, inventory control, fixed asset management, payroll, etc.

Extend Our Customer Relationships and Distribution Channels, page 97

16.   Please briefly describe your relationships with your technology vendors, professional services firms, and business process outsourcers. In particular, please clarify their roles in distributing your products and how they are compensated.

Customers, page 97

17.   You indicate that your customer base grew to 1,200 customers by September 30, 2015 and 86% of your revenue comprised of enterprise and mid-market customers. Please consider clarifying how many of your customers are large enterprise versus mid-market customers.

Development, page 102

18.   Please describe the extent that you rely on third-party developers from China and Romania, as described on page 27. If material, please describe your arrangements with these third-party developers and contractors.

Competition, page 103

19.   Please clarify which components of Oracle's Hyperion software are your competition.

Management

Board Composition, page 109

20.   Please revise to clarify the power of your Principal Stockholders to select directors after the close of the IPO and the terms of the existing directors expire. For example, it is unclear whether Silver Lake, assuming it has the requisite share holdings, would designate directors or nominate directors that would still be subject to a stockholder vote.

Executive Compensation, page 116

21.   Please file the employment offer letters with your named executive officers, when entered into, as exhibits to your registration statement, pursuant to Item 601(b)(10) of Regulation S-K. Also, please clarify whether there are any existing employment agreements with your named executive officers that affected 2015 compensation.

Certain Relationships and Related Party Transactions, page 126

22.   Please revise page 128 to describe briefly the material terms of the Stockholders Agreement entered into on September 3, 2013, with your Principal Stockholders and certain other stockholders.

23.   On page F-30, you disclose that you are required to pay a contingent cash payment to "certain equity holders" if you realize a tax benefit from the use of net operating losses generated from the stock option exercises that occurred when you acquired BlackLine Systems, Inc. in 2013. Please advise us whether these "equity holders" are related parties and whether this agreement survives the close of your IPO, and, if so, please tell us what consideration you gave to providing the disclosure called for by Item 404(a) of Regulation S-K with respect to this arrangement.

24.   On page 129, you describe ordinary course of business, arms-lengths transactions with companies affiliated with your "Investors." Please revise to clarify whether any of these transactions are required to be disclosed under Item 404(a), in that they exceed $120,000

and involve a transaction affiliated with a related party, in which the related party had a direct or indirect material interest.

Principal Stockholders, page 131

25.   Please revise your beneficial ownership table to reflect information as of the most recent date practicable.

26.   Please revise to disclose the natural persons with voting and/or investment power for the shares held by the Silver Lake Sumeru Fund, L.P., Silver Lake Technology Investors Sumeru, L.P., and the funds affiliated with ICONIQ Strategic Partners. In notes (1) and (2) on page 132, each of the individuals named disclaims beneficial ownership.

27.   In notes (1) through (6), you disclaim beneficial ownership for various individuals, including four of your directors. Please advise us why you are disclaiming beneficial ownership on the behalf of these individuals in your registration statement. Also, with respect to notes (1) and (2), please advise us the relevance of pecuniary interest to beneficial ownership under Rule 13d-3. Refer to Instruction 2 to Item 403 of Regulation S-K. Alternatively, please remove these disclaimers.

Signatures, page II-4

28.   Your signature page is not set up to include the signature of your controller or chief accounting officer, as required by Instruction 1 to the Signatures section of Form S-1. If Mr. Partin, your chief financial officer, is also your controller or chief accounting officer, please revise the caption to his signature to so indicate.

Exhibits

29.   Please file your credit agreement, filed as Exhibit 10.2, in its entirety, including the omitted schedules, exhibits, and/or attachments. Please refer to Item 601(b)(10) of Regulation S-K.

Therese Tucker
BlackLine, Inc.
March 10, 2016
Page 7

       You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551‑3483 with any other questions.

                                 Sincerely,

                                 /s/ Katherine Wray

                                 Katherine Wray
                                 Attorney-Advisor
                                 Office of Information
                                 Technologies and Services

cc: Allison B. Spinner, Esq.
       Wilson Sonsini Goodrich & Rosati, P.C.